Brian A. Johnson

+1 212 937 7206 (t)

+1 212 230 8888 (f)

brian.johnson@wilmerhale.com

February 27, 2015

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 6010

Washington, DC 20549-6010

Attention: Jeffrey P. Riedler

Re:	Summit Therapeutics plc (formerly named Summit Corporation plc)

Amendment No. 1 to

Registration Statement on Form F-1

Filed February 20, 2015

File No. 333-201807

Ladies and Gentlemen:

On behalf of Summit Therapeutics plc (formerly named Summit Corporation plc) (the “Company”), submitted herewith is Amendment No. 2 to the Registration Statement on Form F-1 (the “Registration Statement”), an exhibits only filing relating to the registration under the Securities Act of 1933, as amended, of ordinary shares of the Company represented by American Depositary Shares.

The amended Registration Statement is being submitted to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated February 25, 2015 (the “Comment Letter”), relating to the above referenced Registration Statement.

Set forth below are the Company’s responses to the Staff’s comments. The responses set forth below are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company. For convenience, the responses are keyed to the numbering of the comments and the headings used in the Comment Letter. On behalf of the Company, we advise you as follows:

Exhibit 5.1

Securities and Exchange Commission

February 27, 2015

1.	Legal counsel should revise Exhibit 5.1 to remove the entire last sentence of the opinion which reads “Our liability in giving this opinion is limited to you, our client, and our consent is not to be taken as an acknowledgement that we accept liability to any person other than you, our client.”

Response:	In response to the Staff’s comment, the Company has filed revised Exhibit 5.1 and Exhibit 8.2 opinions from Fasken Martineau LLP to remove the applicable sentence.

If you have any further questions or comments, or if you require additional information, please contact the undersigned by telephone at (212) 937-7206 or electronically at brian.johnson@wilmerhale.com. Thank you for your assistance.

Very truly yours,

/s/ Brian A. Johnson

Brian A. Johnson

cc: Erik Ostrowski